EXHIBIT 2

DIRECTORS AND EXECUTIVE OFFICERS OF EQUALITY

The name, business address, present principal employment and citizenship of the sole director of Equality are set forth below.

Name	Business Address	Present Principal Employment	Citizenship
Hongyu Wang	Room 5031, 5/F, Yau Lee Center, No. 45 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong SAR	Director of Equality	China

Equality is 100% owned by Mr. Hongyu Wang. Mr. Wang is the sole director of Equality.